

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 11, 2016

William Annett
President and Chief Executive Officer
OncoCyte Corporation
1010 Atlantic Avenue, Suite 102
Alameda, California 94501

> **Re:** **OncoCyte Corporation**
> **Registration Statement on Form S-1**
> **Filed September 26, 2016**
> **File No. 333-213810**

Dear Mr. Annett:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Gershon at (202) 551-6598 or Mary Beth Breslin at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Bruce Jenett, Esq.